

Mail Stop 3030

March 18, 2010

Jacqueline Danforth
Chief Financial Officer
Cascade Technologies Corp.
1530 9th Avenue, SE
Calgary, Alberta, Canada T2G OT7

   Re: Cascade Technologies Corp.
     Form 10-K for the fiscal year ended August 31, 2009
     Filed December 15, 2009
     File No. 000-52141

Dear Ms. Danforth:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Financial Statements, page F-1

Note 7. Other Events, page F-12

1.   Please tell us how the investors were repaid the remainder of their subscription of $55,000. Tell us from whom you borrowed the $55,000 and why the lenders agreed to accept your assets in settlement of the debt. Discuss the nature of any related party relationships. Tell us the nature and carrying value of any assets used to settle the debt. Tell us why you recorded other income of $58,763. Tell us whether the debt agreements were in writing and why they were not included as exhibits to your Form 10-K.

Item 9A(T). Controls and Procedures, page 9

2.   We note your disclosure regarding your officers' conclusions about the effectiveness of the Company's disclosure controls and procedures. While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Please revise future filings including any amendments to comply or, alternatively, you may remove that definition.

3.   We similarly note your disclosure regarding your officers' conclusions about the effectiveness of the Company's internal control over financial reporting. While you are not required to include the definition of internal control over financial reporting in your conclusion, when you do, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "internal control over financial reporting" set forth in Rule 13a-15(f) of the Exchange Act. Please revise future filings including any amendments to comply or, alternatively, you may remove that definition.

4.   We note your disclosure that there were no significant changes in your internal controls over financial reporting that occurred during the quarter ended August 31, 2009, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your

evaluation. Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

Signatures

5.   The signature page is dated as of December 15, 2009 and signed on behalf of the registrant by Jacqueline Danforth, as Principal Executive Officer, Principal Financial Officer, and Director and Rick Walchuk, as Director. You disclose that this constitutes the entire board of directors of the company. We note that Dr. Erik Lindsley, your President and a Director, was appointed to these positions on December 8, 2009 based upon the information included on pages 10 and 13. Further, in the table on page 13, you list Dr. Lindsley as the Principal Executive Officer of the company and a director. Please tell us how you considered General Instruction D of Form 10-K which requires the report to be signed by the registrant, and on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, and its controller or principal accounting officer.

Exhibit 31.1

6.   Based upon your response to the preceding comment, please tell us why the certifications included in exhibits 31.1 and 32.1 were signed by Jacqueline Danforth, as principal executive officer, and not by Dr. Erik Lindsley who you disclose on page 13 is your principal executive officer.

7.   We note the following in the certifications required by Exchange Act Rule 13a-14(a):

        a)   In paragraph 2, you added the words "in order";
        b)   In paragraph 4, you added the words "the Securities" and "of 1934 (the "Exchange Act")," and removed the word "and";
        c)   In paragraph 4(c) you removed the word "registrant's"; and
        d)   In paragraphs 1 and 2, punctuation was revised.

        In future filings, including any amendment, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

Martin James
Senior Assistant Chief Accountant